UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42236

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hamilton Clark Sustainable Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 Pennsylvania Avenue NW, STE 200

(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John J. McKenna	202-461-2252	john.mckenna@hamiltonclark.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Turner, Stone & Company, L.L.P.

(Name – if individual, state last, first, and middle name)

12700 Park Central Drive, STE 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

09/29/2003	76	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John J. McKenna, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hamilton Clark Sustainable Capital, Inc., as of 12/31, 2 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

District of Columbia: SS

Sworn to and subscribed before me on the 28th day of January, 2024

Signature: [signature]

Title: President and Chief Compliance Officer

[signature]

Notary Public

Notary Public's Signature

My Commission Expires 6/14/24

DISTRICT OF COLUMBIA
JOHN BERMINGHAM
NOTARY PUBLIC
EXP. 6-14-24

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hamilton Clark Sustainable Capital, Inc.

Financial Statements

And

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2023

TABLE OF CONTENTS



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Hamilton Clark Sustainable Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Clark Sustainable Capital, Inc., as of December 31, 2023, and the related statements of income and stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamilton Clark Sustainable Capital, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hamilton Clark Sustainable Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



Supplemental Information

The supplemental information contained on Schedule I has been subjected to audit procedures performed in conjunction with the audit of Hamilton Clark Sustainable Capital, Inc.'s financial statements. Schedule I is the responsibility of Hamilton Clark Sustainable Capital, Inc. management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company, L.L.P.

We have served as Hamilton Clark Sustainable Capital, Inc.'s auditor since 2019.

Dallas, Texas
March 29, 2024

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets

Current assets:

Cash	$ 229,595
Accounts receivable, net of allowance for doubtful accounts of $52,500	192,302
Brokerage account	1,002
Prepaid expense	49,644
Deposits	568
Total current assets	473,111

Furniture, fixtures and equipment, at cost:

Furniture and equipment	13,825
Less accumulated depreciation and ammortization	(11,094)
Total furniture, fixtures and equipment, net	2,731

Intangible assets, at net book value:

Capitalized website design	6,350
Less amortization	(6,350)
Total capitalized website design, net	-
Total assets	$ 475,842

Liabilities and Stockholder's Equity

Current liabilities:

Accounts payable and accrued expenses	$ 191,400
Deferred revenue and related expense	6,125
Federal income tax payable	4,115
Deferred tax liability	559
Total current liabilities	202,199

Stockholder's equity :

Common stock ($0.01 par value, 3,000 authorized shares; 3,000 issued and outstanding shares as of December 31, 2023)	1
Additional paid-in capital	324,704
Accumulated deficit	(51,062)
Total stockholder's equity	273,643
Total liabilities and stockholder's equity	$ 475,842

The accompanying notes are an integral part of the financial statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Advisory and success fees	$	3,849,973
Reimbursed expenses		157,075
Total revenues		4,007,048
Costs and expenses:		
Travel and entertainment		50,909
Salaries and benefits		823,369
Independent contractors fees		2,594,130
General and administrative		196,515
Legal and professional fees		320,233
Depreciation and amortization expense		3,046
Loss on disposal of asset		1,377
Property tax expense		1,650
Total costs and expenses		3,991,229
Net operating profit		15,819
Other income (expense)		
Interest income		2
Total other income		2
Income before provision (benefit) for income taxes		15,821
Provision (benefit) for income taxes		
Federal income tax expense, current		2,714
Federal income tax benefit, deferred		(343)
State tax expense		5,323
Total provison for income taxes		7,694
Net income	$	8,127

The accompanying notes are an integral part of the financial statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 2023

	Shares	Par Value		Additional Paid in Capital		Accumulated Deficit		Total
Balance at December 31, 2022	3,000	$	1	$	324,704	$	(59,189)	$	265,516
Net income	-		-		-		8,127		8,127
Balance at December 31, 2023	3,000	$	1	$	324,704	$	(51,062)	$	273,643

The accompanying notes are an integral part of the financial statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

OPERATING ACTIVITIES		
Net income	$	8,127
Adjustments to reconcile net income		
to net cash provided by operations:		
Depreciation and amortization expense		3,046
Loss on disposal of asset		1,377
Provision for bad debt expense		52,500
Deferred tax benefit		(343)
Changes in Operating Assets and Liabilities		
Accounts receivable		(116,793)
Stock		240,785
Brokerage account		(1,002)
Prepaid expense		(9,181)
Accounts payable and accrued expenses		109,415
Tax payable		(4,614)
Commissions payable		(216,706)
Deferred revenue and related expense		6,125
Net cash provided by Operating Activities		72,736
INVESTING ACTIVITIES		
Purchase of furniture, fixtures and equipment		(2,649)
Net cash used in Investing Activities		(2,649)
FINANCING ACTIVITIES		-
Net cash increase		70,087
Cash at beginning of year		159,508
Cash at end of year	$	229,595
Supplemental disclosure of cash flow information		
Interest paid	$	-
Income tax paid	$	7,328

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Hamilton Clark Sustainable Capital, Inc. (formerly Hamilton Clark Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. In June 2014, an amendment was approved to change the name of the Company to Hamilton Clark Sustainable Capital, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors and mergers and acquisitions.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased. The Company maintains deposits primarily in one financial institution. At December 31, 2023, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2023, there is no uninsured cash.

Accounts Receivable

Receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may or may not be collectible. As of December 31, 2023, there was $52,500 of allowance for doubtful accounts.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years.

Revenue recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance obligation. Such revenue is recorded at the amount of consideration expected to be received in exchange for the transfer of goods and services to its customers.

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company earns consulting fees (comprised of advisory services and success fees as further described in the following paragraphs). The Company's contracts typically do not have multiple performance obligations or any variable consideration.

Advisory Services Income
The Company earns fees and commissions in connection with the placement and advisory services it provides ($2,045,957 during 2023) and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Success Fee Income
Revenue is recognized when securities transactions are closed, securities are exchanged and all elements of contractual fulfillment are met. Success Fee revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Success Fees from securities related transactions ($1,804,016 during 2023) are recognized when earned under the respective agreements.

Deferred revenue

In 2023 the Company reviewed its policies for revenue recognition. In discussions with the managing directors, it was determined that invoices were prepared in advance of the services provided in accordance within the terms of the engagement agreements. As such, the Company started to record the income on a weekly basis to match the performance of the services.

Client concentrations

For the year ended December 31, 2023, the Company had the following customers with respect to its revenue concentrations as well as accounts receivable concentrations as of December 31, 2023.

	Revenues	Accounts Receivable
Customer 1	45%	*
Customer 2	*	35%
Customer 3	*	10%
Customer 4	*	50%

*amounts less than 10%

Income Taxes

The Company files its income tax return on a separate company basis.

The Company records its federal and state tax liabilities in accordance with ASC 740, *Accounting for Income Taxes*. The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized. As of December 31, 2023, a valuation allowance was not necessary or recorded.

Fair value of financial instruments

In accordance with the reporting requirements of the (FASB) (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2023, nor gains or losses reported in the statement of operations and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held during the year ended December 31, 2023. The estimated fair value of cash, accounts receivable and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

Fair value measurements

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:
　　1) Quoted prices for similar assets or liabilities in active markets
　　2) Quoted prices for identical or similar assets or liabilities in inactive markets
　　3) Inputs other than quoted prices that are observable for the asset or liability
　　4) Inputs that are derived principally from, or corroborated by, observable market data
　　　by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent accounting pronouncements

During the year ended December 31, 2023 and through March 29, 2024, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

In December 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740), to enhance transparency and decision usefulness of income tax disclosures. The pronouncement is effective for fiscal years beginning after December 15, 2024, and management does not expect a material impact to our disclosures as a result of adoption.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2023, up until the issuance of the financial statements, which occurred on March 29, 2024 and noted no items requiring an adjustment to or disclose in the accompanying financial statements and notes to the financial statements.

2.   INCOME TAXES:

The Company had $559 of deferred tax liabilities as of December 31, 2023 related to temporary differences in depreciation of furniture, fixtures and equipment for financial reporting and federal income tax reporting purposes. The Company's effective tax rate for the year ended December 31, 2023 exceeded the expected tax rate due to certain nondeductible business expenses for federal income tax reporting purposes.

3.   COMMITMENTS AND CONTINGENCIES:

The Company is party to an operating lease for their corporate office on a month-to-month basis. For the year ended December 31, 2023 rent expense was $6,511.

4.   NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company was in compliance with $196,074 of aggregate indebtedness and net capital of $149,899.

5.   RULE 15c3-3 EXEMPTION:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SUPPLEMENTAL INFORMATION

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE I
DECEMBER 31, 2023

Net capital requirement, the greater of:			$	13,072
1/15% of aggregate indebtedness	$	13,072		
Minimum dollar requirement		5,000		
Net capital				149,899
Excess net capital			$	136,827
Aggregate indebtedness				196,074
Ratio of aggregate indebtedness to net capital				130.80%
Ratio of subordinated indebtedness to debt/equity total				-
Net capital less greater of 10% of aggregate indebtedness or				
120% of required net capital				130,292
Total assets			$	475,842
Less: Total liabilities				202,199
Less: Deferred revenue				6,125
Aggregate Indebtedness				196,074
Net worth				273,643
Deductions from and/or charges to net worth				
Total non-allowable assets	$	123,744		
Other deductions or charges				
Excess Fidelity Bond Deductible		-		
Total deductions from net worth				123,744
Net capital before haircuts on securities positions				149,899
Haircuts on certificates of deposit and				
commercial paper		-		
Other Securities		-		
Undue concentrations		-		
Total haircuts of securities				-
Net capital			$	149,899

There are no material differences between the amounts presented above and the amounts reported on the Company's FOCUS report as of December 31, 2023.



<u>Report of Independent Registered Public Accounting Firm</u>
<u>on Review of Statement of Exemption of Broker Dealer</u>

To the Stockholder of
Hamilton Clark Sustainable Capital, Inc.

We have reviewed management's statements, included in the accompanying Hamilton Clark Sustainable Capital, Inc. Exemption Report, in which (1) Hamilton Clark Sustainable Capital, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3 and (2) Hamilton Clark Sustainable Capital, Inc. is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Hamilton Clark Sustainable Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamilton Clark Sustainable Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner, Stone & Company, L.L.P.

Dallas, Texas
March 29, 2024

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA
GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Hamilton Clark Sustainable Capital, Inc.
1701 Pennsylvania Avenue NW, Suite 200 / Washington, DC 20006
202-461-2252

Hamilton Clark Sustainable Capital, Inc. Assertions

Hamilton Clark Sustainable Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities; and (2) investment banking and advisory services including the private placement of debt and equity securities.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving advisory and transaction-based compensation for institutional private placement and identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hamilton Clark Sustainable Capital, Inc.

I, John J. McKenna, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
John J. McKenna, President and Chief Compliance Officer

January 24, 2024